Portal Resources Ltd.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated February 18, 2010 with regards to Portal’s Annual Report for the year ended June 30, 2009 on Form 20-F filed on January 19, 2010.

Comment Number	Page	Response
1	70	The disclosure regarding management’s assessment of internal controls over financial reporting has been added to the text.

2	70	Disclosure regarding the mistaken omission of the required disclosure and the resulting lack of effectiveness in the Company’s disclosure controls and procedures has been added.

3	Financial Statements	Note 15 has been restated and all references to expensing the oil and gas properties have been removed and the oil and gas properties remain capitalized in accordance with SFAS 19.

4	Financial Statements

For fiscal 2008, Note 15 has been adjusted to segregate the amounts associated with costs incurred during the current period that are capitalized under Canadian GAAP but expensed for U.S. GAAP, from amounts associated with costs incurred in earlier periods and capitalized under Canadian GAAP which are written off in the current period under Canadian GAAP.

Note 15 has been similarly adjusted for fiscal 2009

5	Financial Statements

We disagree with your comment.

The non-cash item is required in the Reconciliation note.  Under Canadian GAAP, mineral properties (“MP”)  are classified as investing activities and thus, any accounts payable relating to MP are removed from the non-cash working capital accounts payable in operating activities.  Under US GAAP, the MP expenditures are classified as operating activities (as the MP costs are expensed) and thus, we must adjust back the changes in non-cash working capital accounts payable that Canadian GAAP had removed due to its investing activity classification since the MP are operating activities under US GAAP.

Wording in Note 15 has been updated to clarify the reconciling item, including the removal of the “non-cash” wording.  But the reconciling item must remain.

6	Financial Statements	The reclassification of the proceeds on sale of MP has been removed from Note 15.

7	Certifications	Revised certifications have been included.

Sincerely,

____________________

Mark T. Brown,

Chief Financial Officer